

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 11, 2016

John Fichthorn
Dialectic Capital Partners, LP
119 Rowayton Avenue
2nd Floor
Norwalk CT 06853

Re: Covisint Corporation
Preliminary Proxy Statement filed on Schedule 14A
PREC14A filing made on August 5, 2016 by Dialectic Capital Partners, LP et al.
File Number: 001-36088

Dear Mr. Fichthorn,

     We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information to be provided so that we may better understand the disclosure.

     Please respond to this letter by amending the Schedule 14A or by providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to the filing and any information you provide in response to these comments, we may have additional comments.

PREC14A filing made on August 5, 2016

1. The disclosure indicates the proxy statement and form of proxy are expected to be "furnished" to security holders. These documents also are anticipated to be posted on an unspecified website. Please advise us whether or not the participants are relying upon Rule 14a-16 to distribute the proxy statement electronically as the primary means of fulfilling their obligations under Rule 14a-3(a) and Rule 14a-4(f). If so, please summarize for us how compliance with Rule 14a-16 has been effectuated.

Background to the Solicitation, page 6

2. Please advise us, with a view towards revised disclosure, of the basis for the statement that Dialectic and the Company had an "agreed-upon settlement proposal."

We Are Concerned with the Company's Troubling Track Record of Poor Execution, page 8

3. Please advise us of the basis for the use of the term "material impaired" on page 9.

We Are Concerned with the Company's Poor Corporate Governance, page 10

4. The title of this section is inconsistent with the following observations: the following: (i) the entire membership of the Board is up for election at each annual meeting of shareholders (thus providing the opportunity for the Filing Parties to seek control of the Board through the Dialectic Proxy Solicitation), (ii) shareholders can remove any or all members of the Board, with or without cause, by a simple majority vote, and (iii) the Company has no shareholder rights plan "poison pill" in effect. Please reconcile this apparent inconsistency.

5. Please qualify the assertion that the Board has taken an action that may be aptly characterized as using "the Company's corporate machinery to insulate itself" or delete the reference.

We are Concerned with the Board's Lack of Sufficient Stock Ownership, page 10

6. Please revise to remove the implication that a certain but unspecified level of share ownership is a mandatory prerequisite that must be satisfied before a Board member may be viewed as having a commitment to shareholder value.

Proposal No. 1 | Election of Directors, page 12

7. Please provide us with the basis for the statement that the "[t]he nominations were made in a timely manner and in compliance with the applicable provisions of the Company's governing instruments."

8. Please advise us of the basis upon which the participants appear to have concluded that the proposed nominees have experience relevant to the automotive industry.

9. Refer to the following statement: "As of the date hereof, none of Messrs. Daniels, Howe, Mutch or Rose directly or beneficially own any securities of the Company and have not made any purchases or sales of any securities of the Company during the past two years." Please reconcile this statement with the statements made in the cover letter that indicate "the Board must be reconstituted to ensure that the interests of shareholders [ ] are properly represented in the boardroom…" and the participant interests are "fully aligned" with security holders.

Schedule I

10. Please confirm that the transactions identified and any other disclosures required by Item 5(b) of Schedule 14A will be updated as of the most recent practicable date before the proxy statement is filed in definitive form.

Important, page after II-I

11. As the participants are only making a single recommendation, please revise the reference to "Dialectic's recommendations" for consistency with the form of proxy disclosure.

Form of Proxy

12. Advise us, with a view toward revised disclosure, how the participants have fulfilled their disclosure obligations under Rule 14a-4(e).

13. Rule 14a-4(a)(1) provides that the form of proxy card, if provided other than by a majority of the board of directors, shall indicate in bold-face type on whose behalf the solicitation is made. The form of proxy card accordingly should, as a technical matter, therefore be revised to include all of the parties on whose behalf the solicitation is being made and is currently inconsistent with the cover page of the Schedule 14A and other related disclosures concerning the participants.

Letter to Shareholders

14. Please advise us, why the existing composition of the board is inadequate "to ensure that the Company is being run in a manner consistent with [security holders'] best interests."

15. Revise to explicitly state the basis for why the changes to the composition of the board are viewed as "necessary" and to acknowledge the participants are seeking to replace all but one of the incumbent directors.

16. Please revise to qualify the assertions that have been made regarding the existing board composition to indicate that no assurances may be given that nominees the participants have proposed will be able to guarantee a different result, or advise.

17. Given the possibility that the Dialectic Group, which may have only began accumulating shares in the registrant since 2015, may have purchased their shares at a lower stock price than other shareholders who have held for a longer term, the participants may be receptive to a sale of the issuer at a price to which other shareholders might object to the extent that such other shareholders would be prompted to sell their shares at a loss. Consequently, the sweeping assertion that the participants' "interests are fully aligned with the interests of all Covisint shareholders" appears insupportable and absolute. Please revise or advise.

18. The registrant's Amended and Restated Bylaws specifically provide that the Board has the authority to increase or decrease its size without shareholder approval. Please delete the assertion that "Dialectic believes that any attempt to increase or decrease the size of the current Board or the number of directors up for election at the Annual Meeting would constitute an unlawful manipulation of the Company's corporate machinery" as such statement appears to have been made without an adequate factual foundation. Refer to Note b. of Rule 14a-9.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that all information required under the Securities Exchange Act of 1934 and all applicable Exchange Act rules has been included. Since the participants possess the facts relating to its disclosures, they are responsible for the accuracy and adequacy of the disclosures.

In responding to our comments, please provide a written statement from each of the participants acknowledging that:

• the participant is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3266 should you have any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

cc**:** Andrew M. Freedman, Esq.
Olshan Frome Wolosky LLP